Contact

www.linkedin.com/in/jackie-byers-8732811 (LinkedIn)

Top Skills

Sarbanes-Oxley Act
Internal Controls
Financial Reporting

Languages

English

Certifications

Certified Public Accountant

Jackie Byers

Board Member, Advisor & Experienced Financial Executive providing CFO services to small businesses.
Fishers

Summary

Self-employed financial executive with CPA, Big Four public accounting, and CFO / CCO experience in private equity, including expertise with SBICs. Seeking board positions and consulting work to add value and stay sharp during retirement.

Experience

DroneDek Corporation
Chief Financial Officer
March 2022 - Present (5 months)
Indianapolis, Indiana, United States

LiftBridge CXO
Director
February 2022 - Present (6 months)
United States

Performance Validation
Board Member, Advisor
October 2021 - Present (10 months)
United States

Centerfield Capital Partners
Chief Financial Officer
April 2012 - September 2021 (9 years 6 months)

Centerfield is one of Indiana's largest private equity funds. Responsible for all accounting, tax, portfolio valuation, and financial reporting, including SEC reporting. Managed all external audit, tax and banking relationships of the firm. Assisted with the monitoring of portfolio company performance, investor relations, investment funding, firm distributions, human resources activities, including helping to manage the firm's risk management program and employee benefits.

Remy International, Inc.
Director of Financial Reporting
September 2007 - June 2011 (3 years 10 months)
Pendleton, IN

Responsible for quarterly and annual financial statements, monthly bank reports including cash flows and covenant calculations, corporate general ledger and closing process, global consolidation, external audit, creating internal control documentation and maintaining internal control environment, continuous improvement of the department, coordination and review of certain deliverables provided by global entities, planning and directing work, and solving problems to ensure high performance results.

CNO Financial Group
9 years 3 months

Vice President (and various others as described below)
July 1998 - September 2007 (9 years 3 months)

Worked 9 years at this public company which was my former audit client while I was at PwC (C&L). Please see individual roles described below. Conseco, Inc. ultimately became CNO Financial after a successful reorganization.

Vice President, SOX Compliance Officer
July 2004 - August 2007 (3 years 2 months)
Carmel, IN

Recruited from another department within company to spearhead compliance of SOX Sections 302 and 404; worked directly with CEO, CFO, and CAO. Developed and delivered presentations to Audit Committee of BOD on regular basis (at least quarterly).

Conseco
6 years

Vice President, Data Management & Quality
December 2003 - June 2004 (7 months)

•Defined data measurements and spearheaded corporate standardization, creating consistency enterprise-wide
•Enhanced information classification, closing cross-organizational disparities and improving reporting
•Role was suspended while I was asked to serve as director of this Fortune 500 Company's Sarbanes-Oxley compliance for 2004 (year one).

Vice President, Internal Audit
November 2001 - November 2003 (2 years 1 month)

Carmel, IN

Managed Internal Audit department for Conseco insurance group (10 professionals). Reported directly to General Auditor. Led operational and financial audits. Managed $1 million annual expense budget.

Second Vice President, Controller
April 2000 - November 2001 (1 year 8 months)

•Promoted to establish controls and enhance business unit accountability across $65+ million life insurance group
•Reduced divisional operating expenses $6 million by outsourcing numerous back-office operations
•Saved $4+ million annually via cost-out initiative; reshaped financial operations and drove efficiencies; cut labor requirements by 125 FTEs
•Assessed operations and instituted new benchmarks including monthly expense analysis and forecasting processes
•Analyzed $100+ million budget; determined financial feasibility of programs; contributed to strategic planning

Assistant Vice President, Financial Reporting & Systems
July 1998 - March 2000 (1 year 9 months)

Recruited to newly formed position to act as primary IT/finance liaison on deployment of enterprise financial solution. Key in transitioning ~70 subsidiaries to standardized financial platform (Hyperion); trimmed 12 days off monthly close cycle.

PwC
Senior Manager
August 1986 - July 1998 (12 years)
Indianapolis, IN

Promoted to Senior Audit Manager in less than 7 years. Managed audit engagements; reviewed financial statements; ensured compliance with GAAP and SEC requirements; assisted privately held company with IPO; devised pricing strategies; negotiated contracts; and frequently led training classes. (PwC is also known as PricewaterhouseCoopers; I worked for the legacy firm formerly known as Coopers & Lybrand). Previous positions at PwC from 1986 to 1993 included: Senior Associate - Business Assurance (Audit Division) and Audit Associate.

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Education

University of Notre Dame

BBA, Accountancy · (1982 - 1986)